PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED AUGUST 23, 2004

TO PROSPECTUS DATED MAY 26, 2004

RED DESERT BASIN, WYOMING PROSPECT

Additional Current Prospect Area

Wyoming. The Red Desert Basin, located in southwestern Wyoming, is a fourth potential prospect area. Successful wells drilled in this area are expected to produce primarily natural gas with small associated amounts of oil and water. Several upper Cretaceous and Tertiary aged sandstone reservoirs are prospective for commercial hydrocarbon production in the prospect area. The deepest potential targets are part of the Mesaverde including the Lewis, Fox Hills and Lance formations. In addition, shallower Tertiary aged Fort Union and Wasatch Sands may be secondary targets. Well depths may range approximately from 8,000 to 12,000 feet or more depending upon structural position within the basin. It is anticipated that several stacked sandstone sequences may be productive in a single well. Wells may range from development, field extension to exploratory and will likely be drilled offsetting previously drilled wells where electric well log information is available.

Summary of Prospect Area
Prospect	Productive Formation	Depth Range (Ft.)	Reservoir Type	Productive Interval Thickness	Production Type
Red Desert Basin Wyoming	Lance Lewis / Fox Hills Lower Mesaverde	8,000 to 10,000 9,000 to 11,000 10,000 to 13,000	Sandstone Sandstone Sandstone	50 - 200 Ft. 50 - 200 Ft. 25 - 150 Ft.	Gas Gas Gas

FOOTAGE BASED RATES

Location	Target Formations	Approximate Well Depth	Intangible Drilling and Completion Costs	Intangible Dry Hole Cost
Red Desert Basin Wyoming	Cretaceous and Tertiary Sands	8,000 to 12,000 Ft.	$135 per foot.	$76 per foot.

PER WELL OPERATING CHARGES
Well Location	Monthly Partnership Administration	Monthly Welltending Fee
Red Desert Basin Wyoming	$75	$600

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OCTOBER 1, 2004

SUPPLEMENT TO THE PROSPECTUS OF PDC 2004-2006 DRILLING PROGRAM DATED MAY 25, 2004.

ON OCTOBER 1, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE FOURTH PARTNERSHIP, PDC 2004-D LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 1,749.95 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $34,999,027 PURCHASED BY 1,111 INVESTING PARTNERS.

ON AUGUST 12, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE THIRD PARTNERSHIP, PDC 2004-C LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 899.86 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $17,997,260 PURCHASED BY 672 INVESTING PARTNERS.

ON JULY 2, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE SECOND PARTNERSHIP, PDC 2004-B LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 899.91176 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $17,998,359 PURCHASED BY 672 INVESTING PARTNERS.

THE MANAGING GENERAL PARTNER WILL COMMENCE THE OFFER AND SALE OF UNITS OF GENERAL PARTNERSHIP INTERESTS AND UNITS OF LIMITED PARTNERSHIP INTEREST IN THE FIFTH PARTNERSHIP OF THE SERIES OF LIMITED PARTNERSHIPS BEING OFFERED IN PDC 2004-2006 DRILLING PROGRAM ON JANUARY 3, 2005. THE PDC 2005-A LIMITED PARTNERSHIP WILL BE OFFERING INVESTORS WHO SATISFY THE PROGRAM'S SUITABILITY REQUIREMENTS THE OPPORTUNITY TO PURCHASE UP TO $40 MILLION IN UNITS OF GENERAL PARTNERSHIP INTEREST AND UNITS OF LIMITED PARTNERSHIP INTEREST. A MINIMUM OF $4.0 MILLION IN UNITS MUST BE SOLD BY THE OFFERING TERMINATION DATE IN ORDER TO ALLOW THE OFFERINGS OF PDC 2005-A LIMITED PARTNERSHIP TO CLOSE. THE OFFERING OF UNITS IN PDC 2005-A LIMITED PARTNERSHIP WILL CONTINUE UNTIL FEBRUARY 28, 2005 UNLESS TERMINATED SOONER OR EXTENDED TO NOT LATER THAN APRIL 30, 2005.